July 11, 2014

Larry Spirgel

Assistant Director

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE: AmericaTowne, Inc. (f/k/a Alpine 5 Inc.)

Form 8-K

Filed June 26, 2014

File No. 000-55206

Mr. Sprigel:

This correspondence is in response to your letter dated July 10, 2014 in reference to our filing of our Form 8-K on June 26, 2014 on the behalf of AmericaTowne, Inc., File No. 000-55206.

Please accept the following response.

Comment 1

General

1. You disclose that, on June 18 2014, you acquired 100% of the issued and outstanding shares of the company from its sole shareholder, Richard Chiang. Please tell us whether because of this acquisition you ceased to be a “shell company.” To the extent you are no longer a shell company, please amend your Form 8-K to include all information that would be required in a Form 10 registration statement regarding this transaction. See Items 2.01 (f), 5.01 (a)(8) and 9.01(c) of Form 8-K. This information is required because you were a shell company prior to the transaction according to the Form 10-12G you filed on June 13, 2014.

Answer: Registrant notes the Commission’s comment and discloses that we are still a shell company and further state that we intend to make the proper filing disclosures on Form 8-K with the Commission when we will cease to be a “shell company.”

Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Alton Perkins

Alton Perkins

Chief Executive Officer

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